

Mail Stop 7010

September 14, 2007

<u>Via Facsimile or U.S. Mail</u>

William S. Daugherty
NGAS Resources, Inc.
120 Prosperous Place, Suite 201
Lexington, KY 40509-1844

> **Re: NGAS Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 9, 2007**
> **File No. 333-144417**
>
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 0-12185**

Dear Mr. Daugherty:

    We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Drilling Programs, page 5

1.   We have read your response to prior comment two in which you indicate that under the drilling program structure, proceeds from investors in each investment partnership are contributed to a separate joint venture to conduct operations. We understand that you believe the accounting for the drilling program, based on its joint venture structure, falls under paragraph 47(e) of SFAS 19. Please tell us whether the joint ventures are (a) separate legal entities to which cash is directly contributed, and (b) fully consolidated for each program. Also, indicate the extent to which such proceeds are reflected in your financial statements, identify the accounts to which you record cash received from investors, and explain how such accounts are relieved for expenditures of the drilling programs. Please modify your disclosure as necessary to clarify these points, and also to explain what is meant by "repeatable prospects."

        As for the conversion rights, you indicate that acquired program interests are valued at their proportionate share of the program's year-end oil and gas reserves based on the standardized measure of discounted future net cash flows from those reserves. Please tell us the extent to which you believe this value corresponds to the fair value of the program interests that would be acquired. Finally, please indicate how the "contract price" is established and influences the timing and amounts of operating costs reported in your financial statements, and explain how a surplus is generated for costs less than the contract price, if you are only responsible for costs in excess of the contract price.

Closing Comments

        As appropriate, please amend your annual report in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or in his absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
        K. Hiller
        C. Moncada-Terry

via facsimile
Doug Stahl